UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                    FORM 12b-25

                                         COMMISSION FILE NUMBER 000-31749

                                            NOTIFICATION OF LATE FILING

(Check One): Form 10-K [ ] Form 20-F [ ] Form 11-K [ ]Form 10-Q [ X ] Form N-SAR
[ ] For Period Ended: June 30, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________


Read Instruction (on back page) Before Preparing Form. Please Print or Type.


Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION


                             HISPANIC EXPRESS, INC.
                            (Full Name Of Registrant)

                         ______________________________
                           (Former Name if Applicable)

                             1900 South Main Street
           (Address of Principal Executive Office) (Street and Number)


                              Los Angeles, CA 90007
                           (City, State and Zip Code)




PART II -- RULES 12b-25 (b) and (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks Relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company requires additional time to complete the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2002. The Company fully anticipates that we will file our Form 10-Q on or before August 19, 2002.

PART IV-- OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


 Gary M. Cypres                   (213)                        763-4824
    (Name)                      (Area Code)                (Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [ X ] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes
[ ] No [ X ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             HISPANIC EXPRESS, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 14, 2002                 By:/s/ Gary M. Cypres
                                          -------------------------------------
                                          Chairman, Chief Executive Officer and
                                          President